Givaudan

Investor News

Givaudan SA: Annual General Meeting 2008

Geneva, Switzerland, 26 March 2008 – The Annual General Meeting of Givaudan SA, the world leader in fragrances and flavours, took place in Geneva on 26 March 2008. It was attended by 150 shareholders, representing 2,659,001 (36,57% of a total of 7,270,340 registered shares).

The shareholders' meeting approved the annual report and the annual accounts for 2007 and released the Board of Directors. In 2007, Givaudan realised a net profit of CHF 96 million.

The shareholders approved an increase of the ordinary dividend from CHF 18.80 in 2007 to CHF 19.50 in 2008 per registered share. It will be paid on 31 March 2008.

The Annual General Meeting elected Dr Nabil Sakkab as a new director to replace Dr Andres F. Leuenberger and re-elected Prof Henner Schierenbeck for another term to the Board of Directors of Givaudan.

The shareholders' meeting also approved the extension of the existing authorised capital of CHF 10'000'000 until 26 March 2010.

PricewaterhouseCoopers SA was re-elected as statutory and group auditors for 2008.

For further information please contact:

Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com